ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 26, 2015

Columbia Funds Series Trust I

225 Franklin Street

Boston, Massachusetts 02110

Ladies and Gentlemen:

You have informed us that you propose to offer and to sell from time to time, in transactions that will not require the filing of a registration statement under the Securities Act of 1933, as amended (the “1933 Act”), shares of beneficial interest of Columbia Intermediary Alternatives Fund, a series of Columbia Funds Series Trust I (the “Trust”), and to register under the 1933 Act, and to offer and sell from time to time, shares of beneficial interest (together with shares of beneficial interest of Columbia Intermediary Alternatives Fund, the “Shares”) of Columbia Adaptive Alternatives Fund and Columbia Diversified Absolute Return Fund (each a series of the Trust and, together with Columbia Intermediary Alternatives Fund, a “Fund”).

We act as counsel for the Trust and have examined the Trust’s Agreement and Declaration of Trust and amendments thereto on file at the office of the Secretary of the Commonwealth of Massachusetts (collectively, the “Agreement and Declaration of Trust”) and the Trust’s By-Laws. We have also examined such other documents as we deem necessary for the purpose of this opinion.

Based on the foregoing, we are of the opinion that the issue and sale by the Trust of an unlimited number of Shares of each Fund has been duly authorized under Massachusetts law. Upon the original issue and sale of any such authorized but unissued Shares and upon receipt by the Trust of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of each Fund for all loss and expense of any shareholder of that Fund held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares of Columbia Adaptive Alternatives Fund and Columbia Diversified Absolute Return Fund for offering and sale pursuant to the 1933 Act, and in connection with the filing of Amendment No. 218 to the registration statement of the Trust (File No. 811-04367) relating to the registration of Columbia Intermediary Alternatives Fund under the Investment Company Act of 1940. We consent to the filing of this opinion with and as part of your registration statement on Form N-1A.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP